

July 26, 2012

Via E-mail
Gerald L. Hassell
Chairman, President and Chief Executive Officer
The Bank of New York Mellon Corporation
One Wall Street
New York, NY 10286

Re: **The Bank of New York Mellon Corporation**
        Form 10-K for the Fiscal Year Ended December 31, 2011
        Filed February 28, 2012
        Form 10-Q for the Quarterly Period Ended March 31, 2012
        Filed May 9, 2012
        Response dated May 10, 2012
        Form 8-K filed on July 6, 2012
        File No. 000-52710

Dear Mr. Hassell:

     We have reviewed your filings and your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011
Item 1A. Risk Factors, page 21
If our information systems experience a disruption or breach in security…, page 32

1.   In response to comment two, you state that your information systems have been subjected to cyber threats, including hacker attacks, viruses, denial of service efforts and

unauthorized access attempts. Beginning with your next Form 10-Q, please expand your risk factor to simply state this fact. Similar to your response, you may include language that indicates that the attacks were mitigated.

Form 10-Q for the Quarterly Period Ended March 31, 2012
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations; Quantitative and Qualitative Disclosures About Market Risk
Liquidity and dividends, page 35

2.   We note you perform stress tests to verify sufficient funding capacity is accessible under multiple stress scenarios. Please expand your disclosure in future filings to discuss the time horizon the stress scenarios measure. Additionally, expand this disclosure to discuss whether the results of these tests indicated that you had sufficient liquidity under each of the stress scenarios performed.

Recent accounting and regulatory developments, page 49
Regulatory developments, page 51
Task Force on Tri-Party Repo Infrastructure, page 53

3.   We note that The Federal Reserve Bank of New York sponsored a Task Force on Tri-Party Repo Infrastructure Reform to examine the risks in the tri-party repo market. You have indicated that you plan to implement the Task Force's recommendations on your tri-party repo business activities. To help us understand such recommendations and to enhance the transparency of your disclosure, please revise your future filings to address the following:

   a. We note from your disclosure on page 19 that you service $1.8 trillion in daily tri-party balances. Expand your disclosure to identify your approximate market share percentage;
   b. Disclose any specific recommendations that, once implemented, could materially impact your current or future financial condition, results of operations, or cash flows;
   c. Discuss your timeline for implementation and whether there are any regulatory ramifications if recommendations are not implemented by a certain date; and
   d. Revise your risk factors in your next Form 10-Q to discuss the risk exposures surrounding your tri-party repo business activities and the specific recommendations you plan to implement to reduce such exposures and the timing of the implementation.

Notes to Consolidated Financial Statements
Note 15 – Fair value measurement, page 87

4.   It appears your derivative assets and liabilities, as disclosed on pages 91and 92, are presented on a net basis. ASC 820-10-50-3(a) however, requires such presentation on a gross basis. Please revise your presentation in future filings. In addition, revise your disclosure in future filings to clarify whether the derivative assets and liabilities within the reconciliation disclosed on pages 94 and 95 are presented either on a gross or net basis. If such information is presented on a net basis, identify the instruments that the derivative assets and liabilities are netted against.

Note 18 – Commitments and contingent liabilities, page 102
Foreign Exchange Matters, page 106

5.   In June 2012, news media outlets have reported that you have settled and plan to compensate Prudential Financial Inc over the pricing of foreign exchange transactions. If true, please tell us how this settlement impacts your accrued liability regarding the remaining litigation surrounding your foreign exchange transactions.

Form 8-K filed July 6, 2012

6.   We note that in July 2012 you entered into a settlement agreement in regards to a putative class action lawsuit, which was previously pending in federal court in Oklahoma and initiated by CompSource Oklahoma, concerning losses in connection with the investment of securities lending collateral in Sigma Finance Inc. As a result of the settlement, you recorded an after-tax litigation charge in the second quarter of 2012 of approximately $210 million ($350 million pre-tax). Please address the following:

        a. Revise your disclosure in future filings to clarify (and quantify, if known) if the related case(s) have been certified and discuss the remedies or damages sought. To the extent that damages have not been disclosed by the plaintiffs, disclose the amount of money that was invested on the plaintiffs' behalf in the securities subject to the lawsuit, and the total amount of losses incurred by the plaintiffs.
        b. Tell us whether prior to the second quarter of 2012 you had accrued any amount related to the CompSource litigation, and if so, how the amount accrued was previously determined.
        c. Tell us whether you have adjusted your accruals for the other similar lawsuits filed by plaintiffs in other courts based on a similar methodology for how you arrived at your settlement amount for the CompSource litigation in Oklahoma.
        d. Tell us when the related settlement terms were communicated with your board of directors.

Gerald L. Hassell
The Bank of New York Mellon Corporation
July 26, 2012
Page 4

Please contact Yolanda Trotter (202) 551-3472 or Hugh West, Accounting Branch Chief at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Michael Seaman, Special Counsel at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman

Suzanne Hayes
Assistant Director